Mail Stop 4561
Via Fax (816) 474-1742

May 11, 2009

Marc Naughton
Executive Vice President,
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

       Re: Cerner Corporation
               Form 10-K for the Fiscal Year Ended January 3, 2009
               Filed on March 3, 2009
               Form 10-Q for the Fiscal Quarter Ended April 4, 2009
               Filed on May 8, 2009
               File No. 000-15386

Dear Mr. Naughton:

       We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2009

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 34

1.   You disclose that notes payable denominated in British pounds is subject to movements in foreign currency exchange rates. Additionally, we note from your

discussion in MD&A on page 22 that net transaction gains and losses from foreign currency increased by 168% from $3.7 million for fiscal 2007 to $9.9 million for fiscal 2008. As these amounts appear to be material to earnings per share, tell us how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305 (a)(1) of Regulation S-K.

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 50

2.   We note from your disclosure on page 52 that you were able to establish fair value of undelivered elements for your NHS arrangement in London subject to contract accounting pursuant to SOP 81-1. However, you indicate that fair value was established for undelivered elements not subject to percentage of completion accounting. Please clarify this statement and explain the undelivered elements for which you were able to establish fair value. In this regard, please confirm if you were able to establish vendor specific objective evidence ("VSOE") for support services. If so, please explain the methodology used and accounting literature considered to establish VSOE for this contract and tell us how you considered renewal rates to be deemed substantive given the nine year term of the arrangement. Additionally, please tell us how the Company is currently accounting for implementation services in this arrangement and if the accounting changed in fiscal 2008 as a result of the events. Furthermore, explain what milestone was reached in London, why it impacted the Company's ability to estimate the minimum profit level, and the timing and nature of milestones that remain to be completed in the contract.

3.   We also note from your disclosure on page 24 that the subcontract arrangement for the Southern region of England ("the South") was terminated during Q2'08 as a result of the Fujitsu contract termination. Please tell us (a) the amount of the total arrangement, (b) the amount of accounts and contract receivables outstanding and (c) revenue and cost of revenue recognized for this contract for each period presented by milestone, as applicable. Additionally, please tell us the current status of the collectability of receivables and summarize the terms of the transition services agreement signed in Q3'08. Furthermore, please explain if the subcontract arrangement in the South is accounted for separately from the London arrangement and how you considered paragraphs 35 to 42 of SOP 81-1 in making that determination. Also, please explain the facts and circumstances that lead to this termination and whether similar circumstances exist with your London contract.

Note 6. Fair Value Measurements, page 62

4.   We note that you determined the fair value of your auction rate securities portfolio to be $85.4 million and $101.7 million at January 3, 2009 and September 27, 2008, respectively. Please explain further the reason for the significant decrease in your portfolio during Q4'08. In this regard, please provide the assumptions used in your discounted cash flow model and tell us how these assumptions were determined. To the extent that the assumptions changed from the Q3'08 to the Q4'08 valuation, please explain the reasons for such change. In addition, please explain further how you determined that these investments were not other than temporarily impaired at September 27, 2008.

5.   Also, as indicated in our prior letter dated April 15, 2008 (comment 2) and as reiterated in our phone conversation with Beth Paul on July 17, 2008, given the variability of the assumptions used in determining the fair value of your auction rate securities, your disclosures should include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of such changes. Please explain further your consideration to include a more detailed discussion regarding the Company's determination of fair value for your level 3 securities as previously requested.

6.   We note that the Company's cash and cash equivalents consist of short-term marketable securities with original maturities of three months or less. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

7.   In addition, tell us your consideration to include the Company's derivative instruments (net investment hedge) in the fair value measurement table pursuant to SFAS 157.

Note 11. Income Taxes, page 69

8.   We note that as a result of a 2008 non-US jurisdiction tax audit, certain tax positions previously taken were disallowed and as a result the Company reduced the deferred tax assets relating to the net operating loss carryforward in that jurisdiction. Tell us the amount by which the total operating loss carryforwards were reduced as a result of this audit and the impact this had on the "separate return net operating losses" deferred tax asset balance at January 3, 2009. Further, as indicated in your response letter dated May 13, 2008 (comment 3), the increase in the valuation in fiscal 2007 resulted from a "reduction of forecasted taxable income for certain international subsidiaries, thereby necessitating a review of the recoverability of deferred tax assets related to the net operating losses in these foreign jurisdictions in the second quarter of 2007." Please explain

further how the 2008 tax audit impacted both your analysis of forecasted taxable income for this jurisdiction and your assumptions regarding the ultimate recoverability of operating loss carryforwards.

9.   Additionally, we note that your disclosure on page 70 that you had net operating loss carryforwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $14.9 million that expires through 2020. Tell us how you considered disclosing and provide us with information with regards to the Company's operating loss and tax credit carryforwards as required by paragraph 48(a) of SFAS 109, as this disclosure appears to only address a portion of your loss carryforwards as of January 3, 2009.

Form 10-Q for the Quarter Ended April 4, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 18

10.   We note that days sales outstanding ("DSO") increased to 102 in the first quarter of fiscal 2009 compared to 92 in the first quarter of fiscal 2008 and that you attribute this change primarily to a "larger year-over-year increase in accounts receivable than revenue, with the year-over-year receivables growth partially attributable to the billed and unbilled receivables related to our work with Fujitsu in the U.K." Please tell us to what extent the Fujitsu receivables impacted your DSO in Q4'08 and Q1'09 and provide any calculations that support your conclusions. In this regard, we note management's comments during the Company's April 29, 2009 earnings call where you state "[t]his increase was driven by the large sequential decline in revenue which is annualized in the DSO calculation and in the lower level of third-party financings. For the expected revenue levels, our DSOs would have been basically flat compared to last quarter. We believe, this quarter, DSO is normally expected to decline going forward." Please explain further what you mean by this statement and provide any calculations that support management's assertions. In addition, tell us your consideration to include a discussion of these trends in your liquidity discussion.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief